UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________

Commission File Number __________________

Dolly Varden Silver Corporation

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1
(604) 609-5137
(Address and telephone number of registrant's principal executive offices)

Registered Agent Solutions Inc.

3400 Capitol Boulevard SE, Suite 101

Tumwater, WA 98501

1-800-547-7007

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:

Common shares, no par value	DVS	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐  Annual Information Form ☐  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:  Not Applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes              ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
☐  Yes              ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.         Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Dolly Varden Silver Corporation ("we", "us", "our", the "Company" or the "Registrant") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F ("Registration Statement") pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

    This Registration Statement, including the Exhibits incorporated by reference into this Registration Statement, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements made in this Registration Statement or in the documents incorporated by reference into this Registration Statement are made only as of the date of the respective document, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Estimates of mineral reserves and mineral resources are also forward-looking statements because they represent estimates of mineralization that will be encountered if a property is mined, in addition to involving projection relating to future economic conditions. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to epidemics, pandemics or other public health crises; general business, economic, competitive, political, regulatory and social uncertainties; silver, lead, copper and gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to factors beyond the control of the Company; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licences; future changes to environmental laws and regulations; unknown environmental risks from past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change; currency fluctuations; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of the Company with other natural resource companies; enforceability of claims; the ability to maintain adequate control over financial reporting; disruptions or changes in the credit or security markets; actual results of current exploration activities; mineral reserve and mineral resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; metallurgical recoveries; mining operational and development risk; litigation risks; speculative nature of silver exploration; global economic climate; dilution; environmental risks; community and nongovernmental actions; regulatory risks and the other risks disclosed in the annual information form and other documents incorporated by reference in this Registration Statement. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this Registration Statement is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Registration Statement are qualified by these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement and the documents incorporated herein by reference in accordance with Canadian disclosure requirements, which are different from those of the United States. The financial statements incorporated by reference in this Registration Statement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and where audited, have been audited pursuant to Canadian auditing and auditor independence standards.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

 Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the "SEC"). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

The technical and scientific information relating to the Combined Kitsault Valley Project, set forth in the technical report entitled, "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada" dated March 23, 2023 (effective date September 28, 2022), prepared by Andrew Turner and Rachelle Hough, qualified persons, is filed on Exhibit 99.58 hereto (the "Technical Report").  Any technical and scientific information set forth in this Registration Statement or in the documents incorporated herein by reference that is derived from reports predating the Technical Report has been superseded by the information contained in the Technical Report.  All technical and scientific information set forth in this Registration Statement and the documents incorporated herein by reference that is not attributed to Andrew Turner or Rachelle Hough has been reviewed and approved by, and shall be attributed solely to, Robert van Egmond, qualified person.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.01 through 99.57, and Exhibit 99.64 through 99.71, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(5) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.58 through 99.59, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Company has filed certain consents as Exhibit 99.60 through Exhibit 99.63.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Company hereby incorporates the section entitled "Description of Securities Offered - Common Shares" from the Final Short Form Prospectus dated April 25, 2023 included within the Prospectus Supplement dated August 21, 2024 attached as Exhibit 99.40 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.

MATERIAL CASH OBLIGATIONS

The Company's material cash obligations from known contractual and other obligations are discussed in the Company's annual and interim management's discussion and analysis, incorporated by reference into this Registration Statement.

NYSE AMERICAN STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is provided on the Company’s website at https://dollyvardensilver.com/management/#govern.

The members of the Company's audit committee include Tim Clark, who is the CEO of Fury Gold Inc., one of the Company's greater than 10% shareholders.  The Company has determined that Mr. Clark is not independent within the meaning of NYSE American Company Guide and Rule 10A-3 under the Exchange Act.  The Company intends to rely on the exemption provided by Rule 10A-3(b)(iv)(A)(2) under the Exchange Act, which permits a minority of the members of a listed issuer's audit committee to be exempt from the independence requirements of Rule 10A-3 for up to one year from the date of effectiveness of this Form 40-F registration statement.  The Company has determined that its reliance on this exemption would not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the SEC a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLY VARDEN SILVER CORPORATION

/s/ Shawn Khunkhun
Name: Shawn Khunkhun
Title: Chief Executive Officer
Date: April 8, 2025

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

99.01	Prospectus Supplement dated January 9, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.02	News release dated January 9, 2024

99.03	News release dated January 16, 2024

99.04	News release dated February 12, 2024

99.05	News release dated March 4, 2024

99.06	Term Sheet of Prospectus Supplement dated March 4, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.07	Underwriting Agreement of Prospectus Supplement dated March 6, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.08	Prospectus Supplement dated March 6, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.09	News releases dated March 26, 2024

99.10	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2023

99.11	Annual Management's Discussion and Analysis for the year ended December 31, 2022 and 2023

99.12	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated March 27, 2024

99.13	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated March 27, 2024

99.14	Annual Information Form for the year ended December 31, 2023

99.15	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated April 1, 2024

99.16	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated April 1, 2024

99.17	News release dated April 3, 2024

99.18	News release dated April 23, 2024

99.19	Material change report dated May 1, 2024

99.20	News release dated May 21, 2024

99.21	Interim financial statements/report for the period ended March 31, 2024

99.22	Interim Management's Discussion and Analysis for the Three months ended March 31, 2023 and 2024

99.23	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated May 22, 2024

99.24	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated May 22, 2024

99.25	Management Information Circular dated May 22, 2024

99.26	Financial Statements Request Form filed on SEDAR on May 28, 2024

99.27	Voting Instruction Form for Meeting of Shareholders to be held June 24, 2024

99.28	Notice of meeting dated May 22, 2024

99.29	Form of Proxy for Meeting of Shareholders to be held on June 24, 2024

99.30	News release dated June 19, 2024

99.31	News release dated August 12, 2024

99.32	News release dated August 19, 2024 (Drilling Results)

99.33	News release dated August 19, 2024 (Financing)

99.34	Term Sheet of Prospectus Supplement dated August 19, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.35	Term Sheet of Prospectus Supplement dated August 19, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.36	Term Sheet of Prospectus Supplement dated August 20, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.37	Term Sheet of Prospectus Supplement dated August 20, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.38	News release dated August 20, 2024

99.39	Underwriting Agreement of Prospectus Supplement dated August 21, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.40	Prospectus Supplement dated August 21, 2024 to the Short Form Base Shelf Prospectus dated April 25, 2023

99.41	Interim financial statements/report for the period ended June 30, 2024

99.42	Interim Management's Discussion and Analysis for the six months ended June 30, 2023 and 2024

99.43	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated August 22, 2024

99.44	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated August 22, 2024

99.45	Material change report dated August 28, 2024

99.46	News release dated September 4, 2024

99.47	News release dated September 9, 2024

99.48	Material change report dated September 13, 2024

99.49	News release dated September 27, 2024

99.50	Material change report dated October 7, 2024

99.51	News release dated November 4, 2024

99.52	Interim financial statements/report for the period ended September 30, 2024

99.53	Interim Management's Discussion and Analysis for the nine months ended September 30, 2023 and 2024

99.54	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated November 26, 2024

99.55	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated November 26, 2024

99.56	News release dated January 7, 2025

99.57	News release dated February 3, 2025

99.58	Technical Report titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada" dated March 23, 2023 (effective date September 28, 2022) (filed on SEDAR+ April 4, 2023)

99.59	Articles of Dolly Varden Silver Corporation

99.60	Consent of Andrew Turner

99.61	Consent of Rachelle Hough

99.62	Consent of Robert van Egmond

99.63	Consent of Davidson & Company LLP

99.64	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2024

99.65	Annual Management's Discussion and Analysis for the year ended December 31, 2023 and 2024

99.66	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated February 28, 2025

99.67	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated February 28, 2025

99.68	News release dated February 28, 2025

99.69	News release dated April 2, 2025

99.70	News release dated April 4, 2025

99.71	Material change report dated April 7, 2025